Filed pursuant to 424(b)(3)

Registration No. 333-159445

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 14 DATED DECEMBER 19, 2011

TO THE PROSPECTUS DATED APRIL 28, 2011

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated April 28, 2011 (the “Prospectus”), as supplemented by Supplement No. 10, dated October 3, 2011, Supplement No. 11, dated November 10, 2011, Supplement No. 12, dated November 29, 2011, and Supplement No. 13, dated December 8, 2011. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions.”

B.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by Our Real Property.”

C.	To update disclosure in the section of the Prospectus titled “The Advisor and the Advisory Agreement.”

A. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions”

1. The following subsection is inserted after the subsection titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions—Baltimore Building Two” on page 85 of the Prospectus and supplements Section I of Supplement No. 10, dated October 3, 2011:

Chicago Industrial Portfolio

On May 4, 2011, we entered into a definitive agreement to acquire a 100% fee interest in nine industrial buildings aggregating approximately 1.4 million square feet on 108.8 acres located in Chicago, Illinois, which we refer to herein as the “Chicago Industrial Portfolio.” Since then, we have completed the acquisition of eight of the nine buildings in the Chicago Industrial Portfolio. On December 13, 2011, we, through one of our wholly-owned subsidiaries, completed the acquisition of the last remaining industrial building in the Chicago Industrial Portfolio, aggregating approximately 65,000 square feet on 4.9 acres, which we refer to herein as the “Building.” In connection with the acquisition of the Building, an agreement of purchase and sale was entered into by and between IIT Acquisitions and a group of sellers that includes JES Diehl Road Aurora, LLC; RES Diehl Road Aurora, LLC; MSP Diehl Road Aurora, LLC; and Diehl Road Aurora, LLC.

The Building is approximately 78% leased to three tenants with an average remaining lease term (based on square feet) of 2.3 years. All tenants individually lease more than 10% of the rentable area of the Building, as described below:

•

Dupage County Election Commission, an independent, bipartisan commission that is charged with the conduct of all federal, state, county, and local elections occurring within its borders, leases approximately 28,000 square feet, or approximately 43% of the aggregate rentable area, under a lease that expires in September 2014 with one option to extend the lease for a period of five years. The annual base rent under the lease is currently approximately $169,000, which reflects tenant concessions provided by seller in 2011. The annual base rent will increase to approximately $185,000 in January 2012 and is subject to annual rent escalations of approximately 2.5% beginning in October 2012.

•

Spraying Systems Co., a manufacturer of spray nozzles as well as spray analysis and control systems, leases approximately 12,000 square feet, or approximately 18% of the aggregate rentable area, under a lease that expires in August 2013 with one option to extend the lease for a period of three years. The annual base rent under the lease is currently approximately $64,000 and is subject to a rent escalation of approximately 1.8% in September 2012.

•

Fuel Tech Inc., a technology company specializing in air pollution control, combustion efficiency, and engineering technologies, leases approximately 11,000 square feet, or approximately 17% of the aggregate rentable area, under a lease that expires in August 2013 with one option to extend the lease for a period of five years. The annual base rent under the lease is currently approximately $77,000 and is subject to a rent escalation of approximately 2.6% in September 2012.

The tenants will be responsible for paying directly or reimbursing the landlord for the real estate taxes, insurance, and repair and maintenance costs of the property.

Our management currently believes that the Building is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and it is adequately covered by insurance. There are a number of comparable facilities in the vicinity of the Chicago Industrial Portfolio that may compete with the portfolio. The aggregate cost of this Building (excluding the cost attributable to land) is depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The total purchase price for the Building was approximately $5.2 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. Pursuant to the terms of the Advisory Agreement, we will pay an acquisition fee of approximately $52,000 to the Advisor, equal to 1.0% of the purchase price of the Building. We funded the acquisition using proceeds from this offering and debt financing described below. The total aggregate purchase price for the Chicago Industrial Portfolio was approximately $101.7 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. We estimate that the purchase price capitalization rate for the Chicago Industrial Portfolio is approximately 5.2%.

The following table shows the weighted-average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Building for the year ended December 31:

Year (1)	Weighted-Average Occupancy	Average Effective Annual Gross Rent per Leased Square Foot (2)
2010	78%	$6.54

(1)	Data for the years ended December 31, 2006, 2007, 2008, and 2009 was not available as it was not provided by the sellers.
(2)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s gross total rental revenue (excluding operating expense recoveries) by the weighted-average square footage under lease during such year.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for each of the next 10 years, as of the acquisition date, for the Building:

	Number of Leases	Gross Leasable Area		Annualized Base Rental Income of Expiring Leases (1)	Percent of Total Annualized Base Rental Income
Year		Approximate Square Feet	Percent of Total Leasable Area
2011	—	—	—	—	—
2012	—	—	—	—	—
2013	2	22,552	35%	$140,978	45%
2014	1	28,414	43%	$168,928	55%
2015	—	—	—	—	—
2016	—	—	—	—	—
2017	—	—	—	—	—
2018	—	—	—	—	—
2019	—	—	—	—	—
2020	—	—	—	—	—

(1)

Annualized base rent is calculated as monthly base rent (cash basis) per the terms of the lease, as of the acquisition date, multiplied by 12. If free rent is granted, then the first month with a positive rent value is used.

2. The following subsection is inserted after the subsection titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions—Baltimore Building Two” on page 85 of the Prospectus and supplements Section I of Supplement No. 10, dated October 3, 2011. The disclosure in Section A of Supplement No. 12, dated November 29, 2011, is hereby superseded:

Regional Industrial Portfolio

On December 15, 2011, one of our wholly-owned subsidiaries acquired a 100% fee interest in eight industrial buildings aggregating approximately 1.6 million square feet on 88.2 acres. The buildings are located in certain submarkets of Fort Lauderdale, Florida; Atlanta, Georgia; and Dallas, Texas, which we refer to collectively herein as the “Regional Industrial Portfolio.” In connection with this acquisition, an agreement of purchase and sale was entered into by and between IIT Acquisitions and a group of sellers that includes Industrial Property Fund I, L.P., Industrial Property Fund II, L.P., Industrial Fund III, L.P., and Marina West, LLC. The Regional Industrial Portfolio is approximately 93% leased to 16 tenants with an average remaining lease term (based on square feet) of 4.6 years. Three tenants in the Regional Industrial Portfolio individually lease more than 10% of the rentable area of the Regional Industrial Portfolio, as described below:

•

Sanofi-Aventis U.S., LLC, a healthcare company specializing in the research, development, and distribution of various healthcare products, leases approximately 297,000 square feet, or approximately 19% of the portfolio’s rentable area, under a lease that expires in January 2017 with two options to extend the lease for a period of five years each. The annual base rent under the lease is currently approximately $0.9 million and is subject to rent escalations of approximately 4.8% in February 2012 and an additional 3.9% in March 2012.

•

Andrx Pharmaceuticals, Inc., a subsidiary of Watson Pharmaceuticals, Inc., a pharmaceutical company, leases approximately 276,000 square feet, or approximately 17% of the portfolio’s rentable area, under a lease that expires in June 2016 with two options to extend the lease for a period of five years each. The annual base rent under the lease is currently approximately $1.9 million and is subject to annual rent escalations of approximately 3.0% thereafter beginning in July 2012.

•

Bunzl Distribution Southeast LLC, a distributor of food packaging, disposable supplies, and cleaning and safety products, leases approximately 229,000 square feet, or approximately 14% of the portfolio’s rentable area, under a lease that expires in June 2018 with one option to extend the lease for a period of five years. The annual base rent under the lease is currently approximately $0.4 million. The annual base rent increases to approximately $0.7 million in February 2012 and is subject to rent escalations of approximately 4.7% in February 2014 and 4.5% in February 2016.

In general, all the tenants will be responsible for paying directly or reimbursing the landlord for the real estate taxes, insurance, and repair and maintenance costs of the property.

Our management currently believes that the Regional Industrial Portfolio is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and the Regional Industrial Portfolio is adequately covered by insurance. There are a number of comparable facilities in the vicinity of the Regional Industrial Portfolio that may compete with this portfolio. The cost of the Regional Industrial Portfolio (excluding the cost attributable to land) is depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The total aggregate purchase price was approximately $104.5 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. We estimate that the purchase price capitalization rate is approximately 6.3%. Pursuant to the terms of the Advisory Agreement, we will pay an acquisition fee to the Advisor of approximately $1.0 million, equal to 1.0% of the purchase price of this transaction. We funded the acquisition using proceeds from this offering and debt financing described below.

The following table shows the weighted-average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Regional Industrial Portfolio during each of the past five years ended December 31:

Year Ended December 31	Weighted-Average Occupancy	Average Effective Annual Gross Rent per Leased Square Foot (1)
2006	94%	$4.36(2)
2007	96%	$4.39
2008	96%	$4.73
2009	89%	$4.66
2010	93%	$4.49(2)

(1)	Average effective annual gross rent per lease square foot for each year is calculated by dividing such year’s gross total rental revenue (excluding operating expense recoveries) by the weighted-average square footage under lease during such year.

(2)	The average effective annual gross rent per leased square foot, including tenant concessions for the years ended December 31, 2006 and 2010 was $4.05 and $4.37, respectively.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for each of the next 10 years, as of the acquisition date, for the Regional Distribution Portfolio:

Year	Number of Leases	Gross Leasable Area		Annualized Base Rental Income of Expiring Leases (1)	Percent of Total Annualized Base Rental Income
		Approximate Square Feet	Percent of Total Leasable Area
2011	—	—	—	—	—
2012	—	—	—	—	—
2013	2	137,875	9%	$649,580	10%
2014	1	21,238	1%	$80,705	1%
2015	4	162,465	10%	$830,110	13%
2016	2	351,092	22%	$2,122,898	33%
2017	3	424,620	26%	$1,417,504	22%
2018	3	303,889	19%	$1,039,542	16%
2019	2	90,010	6%	$314,946	5%
2020	—	—	—	—	—

(1)

Annualized base rent is calculated as monthly base rent (cash basis) per the terms of the lease, as of the acquisition date, multiplied by 12. If free rent is granted, then the first month with a positive rent value is used.

B. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by Our Real Property”

The following subsection is inserted after the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by Our Real Property—Debt Secured by the Kent Valley Distribution Building” on page 88 of the Prospectus and supplements Section J of Supplement No. 10, dated October 3, 2011:

Additional Debt Secured by the Chicago Industrial Portfolio

On December 13, 2011, we, through one of our wholly-owned subsidiaries, assumed a $4.5 million fixed rate loan agreement with Wachovia Bank, National Association, in order to fund a portion of the acquisition of the Building. The loan has a fixed interest rate of 5.77%; requires monthly interest-only payments; and has a contractual maturity date of March 11, 2017. The loan is secured by a mortgage and related assignments and security interests in the Building.

Debt Secured by the Regional Industrial Portfolio

On December 15, 2011, we, through several of our wholly-owned subsidiaries, entered into a secured, non-recourse loan agreement with New York Life Insurance Company for an aggregate principal amount of $61.0 million, which we refer to herein as the “NYL Facility.” The NYL Facility bears a fixed interest rate of 3.90%; requires interest-only payments for the first two years of the loan and monthly payments of interest and principal thereafter (based on a 30-year amortization schedule); and has a contractual maturity date of January 5, 2019. The NYL Facility is secured by mortgages, deeds to secure debt, or deeds of trust, as applicable, and related assignments and security interests in each of the eight buildings in the Regional Industrial Portfolio.

C. Update to the Section of the Prospectus Titled “The Advisor and the Advisory Agreement”

The following supersedes and replaces the section titled “The Advisor and the Advisory Agreement—General” on page 100 of the Prospectus:

We rely on the Advisor to manage our day-to-day activities and to implement our investment strategy. We, the Operating Partnership, and the Advisor are parties to a second amended and restated advisory agreement, dated as of December 15, 2011, which we refer to herein as the “Advisory Agreement.” The Advisor performs its duties and responsibilities under the Advisory Agreement as a fiduciary of the Company and our stockholders.